Exhibit 97

Corporate Policy
Subject: Clawback
Identification: POL-0045-G / Version: 00	Use: Public
Resolution: DCA – 032/2023	Issued on: 11/30/2023
Person in charge: Executive Vice-Presidency of People	Revision by: 11/30/2028

1.	Purpose

The purpose of this Policy is to describe the circumstances in which Executive Committee Members will be required to repay or return Erroneously Awarded Compensation to Vale and/or Vale System entities.

2.	Scope

This Policy applies to Vale S.A. and its Executive Committee Members (as defined in this Policy) at any time and their successors in any capacity.

3.	References

Section 10D of the Securities Exchange Act of 1934, as amended, issued by the SEC.

Item 303A.14 of the NYSE Listed Company Manual.

POL-0031-G- Indemnity Policy.

POL-0041-G-Consequence Management Policy.

4.	General Guidelines

In the event that Vale makes an Accounting Restatement, each Executive Committee Member (whether or not such member is in office) who has Received any Erroneously Awarded Compensation in connection with such Accounting Restatement shall repay or return the amount of such Erroneously Awarded Compensation to Vale and/or Vale System entities. The Board of Directors shall determine the amount of the Erroneously Awarded Compensation to be repaid or returned by each Executive Committee Member. In the case of Incentive-based Compensation related to (or derived from) the price of shares issued by Vale or total shareholder return, the amount shall be determined by the Board of Directors based on a reasonable estimate of the effect of the Accounting Restatement on the price of shares issued by Vale or the total shareholder return on which the Incentive-based Compensation was Received.

In no event shall Vale and/or Vale System entities accept, in satisfaction of the obligations set forth in this Policy, the repayment or return by any Executive Committee Member of an amount that is less than the Erroneously Awarded Compensation. Notwithstanding the foregoing, the Board of Directors may resolve, in good faith, not to recover the Erroneously Awarded Compensation when such recovery is considered Impracticable.

In the event any Executive Committee Member fails to repay or return the Erroneously Awarded Compensation to Vale and/or Vale System entities, Vale shall adopt reasonable and appropriate legal measures, as determined by the Board of Directors, to recover such compensation, provided that the Board of Directors shall take into consideration the applicable facts and circumstances, the value of money at the time and the cost to shareholders for the delay in recovering the Erroneously Awarded Compensation.

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In no event shall Vale and/or Vale System entities, directly or indirectly, indemnify any Executive Committee Member (i) for the repayment or return of, or compensation for, Erroneously Awarded Compensation; or (ii) for any claims related to the enforcement of this Policy, including through an Indemnity Agreement, it being understood that any claim for indemnification related to payments covered by this Policy shall be deemed to be excluded from the protection provided by Vale's Indemnity Policy. Likewise, it is forbidden for Vale and/or the Vale System entities to enter into any agreement that, in any way, exempts the application of this Policy or implies the waiver of Vale's right to apply it.

5.	Responsibilities:

Of the Board of Directors

•	To ensure compliance with this Policy.
•	To approve this Policy and its amendments, by proposal of the Executive Committee, always in line with the applicable laws.
•	To approve the engagement of external advisors to perform the calculations for determining the Erroneously Awarded Compensation, if and when needed.
•	To resolve on the legal measures to be taken, by the Company, for the recovery of the Erroneously Awarded Compensation.
•	To resolve, in good faith and in a reasoned manner, for the non-recovery of the Erroneously Awarded Compensation to an Executive Committee Member, if recovery is deemed Impracticable, subject for this purpose to the favorable vote of the majority of the independent directors.

Of the Advisory Committee

•	To advise the Board of Directors in the exercise of its attributions in connection with this Policy.

Of the Executive Committee Members

•	To sign a Term of Acknowledgement, as per Annex I of this Policy, provided, however, that this Policy applies to and shall be enforceable against any Executive Committee Member and their successors, regardless of whether such officer has received, signed or returned such document to the Company.
•	To repay or return to Vale and/or Vale System entities any Erroneously Awarded Compensation, as provided for in this Policy.

Of the People Vice-Presidency

•	To keep on file at the Company's headquarters the Terms of Acknowledgement signed by the Executive Committee Members.
•	To keep on file all the documentation related to the calculation of the Erroneously Awarded Compensation for potential presentation to the relevant authorities, as well as copies of the documentation that evidences the efforts of Vale and/or Vale System entities in the recovery of the Erroneously Awarded Compensation or the applicable legal opinion when recovery is Impracticable.

Of the Corporate and External Affairs Vice-Presidency

•	To provide guidance about the legal aspects applicable to the matters addressed in this Policy.

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Of the Finance and Investor Relations Vice-Presidency

•	To submit to the SEC or the NYSE any documentation or information related to this Policy that is required pursuant to applicable laws.
•	To file and publish this Policy in Vale’s official archives.

6.	Definitions

“Accounting Restatement” means an accounting restatement to Vale’s financial statements due to Vale’s material non-compliance with any accounting or financial reporting requirement under securities law, including any required accounting restatement to correct an error in Vale’s previously issued financial statements that is material to Vale’s previously issued financial statements, or that would result in a material misstatement to such financial statements of the current period if the error were left uncorrected in the current period or corrected in the current period.

“Restatement Date” means the earlier to occur of: (i) the date the Board of Directors concludes, or reasonably should have concluded, that Vale should prepare the Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs Vale to prepare an Accounting Restatement.

“Impracticable” means the scenarios of non-recovery of the Erroneously Awarded Compensation as established in the NYSE rules, including the following: (i) after Vale and/or the Vale System entities have made reasonable efforts to recover the Erroneously Awarded Compensation, the direct expenses paid to third parties to assist in obtaining the repayment or return of the Incentive-based Compensation exceed the amount to be recovered, provided that such reasonable efforts shall have been documented; or (ii) recovery of the Erroneously Awarded Compensation would violate Brazilian law in effect prior to November 28, 2022, being necessary, for such purpose, a legal opinion from a Brazilian law firm, in a form acceptable to the NYSE. In any of the above scenarios, Vale shall submit to the NYSE (or any other relevant authority) copy of the documentation evidencing Vale's and/or Vale System entities' reasonable attempts to recover the Erroneously Awarded Compensation or the legal opinion that such recovery would violate Brazilian law, respectively.

“Financial Reporting Measure” means a measure presented in accordance with the accounting principles used in the preparation of Vale’s financial statements and any measure derived in whole or in part therefrom, including Vale’s share price and total shareholder return and any measure derived in whole or in part therefrom, which shall be deemed, for purposes of this Policy, to be financial reporting measures, regardless of whether such measure is presented within Vale’s financial statements or included in a filing with the SEC.

“Executive Committee Member” means, for purposes of this Policy, each one of the members of Vale’s Executive Committee pursuant to Vale’s Bylaws and, if applicable, any other individual considered “Executive Officer” of Vale, pursuant to Section 303A.14 of the NYSE Listed Company Manual.

“NYSE” means the New York Stock Exchange, where securities representing Vale’s shares are traded.

“Recovery Period” means, with respect to any Accounting Restatement, the three fiscal years immediately preceding the Restatement Date.

“Erroneously Awarded Compensation” means the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received if such Incentive-based Compensation had been determined based on the Financial Reporting Measure after the Accountment Restatement, calculated without regard to any taxes paid.

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"Clawback Eligible Incentive Compensation" means all Incentive-based Compensation received by the Executive Committee Member in connection with the Accounting Restatement during the Recovery Period.

“Incentive-based Compensation” means any compensation that is granted, earned or vested based in whole or in part upon the attainment of a Financial Reporting Measure during the Recovery Period.

"Received" means the Incentive-based Compensation attributed to the Executive Committee Members in connection with the Financial Reporting Measure during the Recovery Period, even if the payment or grant of such Incentive-based Compensation occurs after the fiscal year during which the Financial Reporting Measure is attained.

"SEC" means the Securities and Exchange Commission, the U.S. securities market regulator.

7.	Disclosure and Dissemination of the Policy

This Policy will be filed and published by the Executive Vice President of Finance and Investor Relations in Vale's official repositories for internal and external audiences, as applicable, as well as all disclosures with respect to this Policy shall be filed in compliance with SEC rules.

8.	Periodic Review

This Policy shall be reviewed within a maximum period of 5 years, or whenever necessary to keep its content updated in relation to the Clawback rules provided for in the applicable legislation.

9.	Policy Management

Without prejudice to the other penalties provided for in the applicable legislation, failure to comply with this Policy will be subject to the terms of the Consequence Management Policy.

10.	Final Provisions

This Policy comes into force on the date of its approval by the Board of Directors, producing effects as of October 2, 2023.

This Policy shall be interpreted and enforced in a manner consistent with applicable law, in particular the NYSE rules.

This Policy does not revoke the clawback clause contained in the “Agreement for the Performance of Executive Functions” (Contrato de Executivo para o Exercício de Funções Estatutárias), which remains subject to the specific rules specified therein; provided that in no event shall the Agreement for the Performance of Executive Functions amend, limit, restrict or exclude any obligation or liability of any Executive Committee Member derived from this Policy.

The reimbursement or return to Vale of the amount of the Erroneously Awarded Compensation does not exclude Vale's right to adopt any other applicable legal measure.

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11.	Approvals
Area(s)	Description
Executive Vice-Presidency of People	Draft
Executive Vice-Presidency for Corporate and Institutional Affairs Executive Vice President of Finance and Investor Relations. Audit and Compliance Officer General Secretariat for Corporate Governance	Review / Recommendation
Executive Committee – DDE – 165/2023	Approval / Submission to the Board of Directors
Board of Directors (DCA - 032/2023) with recommendation from the Personnel and Compensation Committee and the Nominating and Governance Committee	Approval

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Appendix 1

ACKNOWLEDGEMENT FORM

By this instrument, I, (Name), (Qualification), resident and domiciled at Avenida/Rua (__), (__), in the City of (__), State of (__), (__), enrolled in the Individual Taxpayers' Roll of the Ministry of Economy (CPF/ME) under No. (___), bearer of the ID No. (__) issued by (__), as Executive Committee member of Vale S.A., a private legal entity, headquartered at Praia de Botafogo, 186, offices (__), in the city and state of Rio de Janeiro, registered in the National Registry of Legal Entities of the Ministry of Economy (CNPJ) under No. 33.592.510/0001-54 ("Vale"):

(i)                           represent, under penalty of law, that I have received a copy and am fully aware of the contents of the Clawback Policy ("Policy"), and undertake, for as long as I maintain a relationship with Vale and after my dismissal, to comply with the provisions contained therein including, but not limited to, repaying or returning to Vale and/or Vale System entities, as applicable, any Erroneously Awarded Compensation;

(ii)                          I acknowledge and agree that the Agreement for the Performance of Executive Functions (Contrato de Executivo para o Exercício de Funções Estatutárias) entered into with Vale does not amend, limit, restrict or exclude any obligation or liability derived from the Policy;

(iii)                         I acknowledge and agree that in no event shall any obligation or liability on my part arising from this Policy be covered by any indemnity agreement I entered with Vale or by Vale's Indemnity Policy or any other normative document from Vale; and

(iv)                         I hereby agree and authorize Vale and/or the Vale System entities, to the fullest extent permitted by law, to offset any amount eventually payable to me against the amount of the Erroneously Awarded Compensation, if I fail to repay or return Vale and/or the Vale System entities within the established timeframe.

Except for terms defined herein, capitalized terms shall have the meanings ascribed to them in the Policy.

This term may be signed electronically with the use of a certification process made available by the Brazilian Public Key Infrastructure - ICP-Brasil and will produce all its effects with respect to the signatory, according to paragraph 1 of Article 10 of Provisional Measure No. 2,200-2, of 08/24/2001, of which the signatory declares to have full knowledge.

[Place], [date].

______________________________

(Name)

Witnesses:

1. ________________

Name:

ID:

2. _________________

Name

ID:

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